March 17, 1997



Mesa Inc.
1400 Williams Square West
5202 North O'Connor Blvd.
Irving, Texas 75039

Attention Mr. Dennis E. Fagerstone

Gentlemen:

Subject:  Evaluation and Review
          of Oil and Gas Reserves
          to the Interests of Mesa Inc.
          in the Hugoton Area, Various
          Counties, Kansas and West Panhandle
          Area, Various Counties, Texas
          Effective December 31, 1996
          for Disclosure to the
          Securities and Exchange Commission
          Williamson Project 6.8421

Williamson Petroleum Consultants, Inc. (Williamson) has performed an engineering evaluation to estimate proved gross 8/8 gas reserves from properties in the Kansas Hugoton (Chase) and Panoma Gas Area (Council Grove) fields in various counties in Kansas (the Hugoton area) and the Panhandle West (Brown Dolomite) and Panhandle West (Red Cave) fields in various counties in Texas (the West Panhandle area). Williamson also reviewed in detail the Mesa Inc. (Mesa) in-house programs and methodology used to convert gross gas reserves to net gas residue and plant products and to generate future net revenue to the interests of Mesa. This evaluation and review (the evaluation) were authorized by Mr. Dennis E. Fagerstone of Mesa.

Projections of the reserves and future net revenue to the evaluated interests were based on economic parameters and operating conditions considered applicable as of December 31, 1996. This evaluation, in conjunction with other documents and data, is being used by Mesa for annual corporate purposes. This evaluation may be used in disclosure to the Securities and Exchange Commission (SEC). Data after December 31, 1996 were utilized by Williamson in evaluating the properties in this report. These data are described later in this letter report. Following is a summary of the results of the evaluation effective December 31, 1996:

                              PROVED          PROVED           TOTAL
                             DEVELOPED      UNDEVELOPED        PROVED
                            -----------     -----------      -----------

Net Reserves to the
Evaluated Interests:

Oil, BBL                         20,088               0           20,088
Condensate, BBL               3,602,190         348,888        3,951,078
Plant Products, BBL          84,180,172       3,735,950       87,916,122
Gas, MCF                    956,983,080      22,873,675      979,856,755
Helium, MCF                   4,621,586         148,986        4,770,572

Future Net Revenue, $:

Undiscounted              4,114,727,295     154,027,679    4,268,754,974
Discounted Per Annum
at 10.00 Percent          1,693,922,051      47,203,819    1,741,125,880

Note: Totals are affected by the rounding utilized in the OGRE software.

Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 2



The work performed under the subject project is defined by the two phases discussed below. All computer processing was performed by Mesa personnel to utilize the Mesa in-house well reserve model and field/plant models. Essentially all work by Williamson was accomplished in the Mesa offices in Irving, Texas.

Under Phase 1, engineering personnel from Williamson worked directly with the Mesa staff engineers and geologists to assign gross 8/8 gas reserves to wells in the Hugoton and West Panhandle areas. Williamson also assigned or reviewed and approved all forecast parameters to be used in the Mesa well reserve model. Results of the well reserve model were then input into an Ogre format and economic gross gas reserves were determined on a well level considering only direct well costs.

Under Phase 2, the gross gas reserves were summarized on a group or field basis and input into the field/plant models. These programs convert the gross gas streams into net gas, net natural gas liquids (NGL), and net helium to the interests of Mesa and calculate the associated future net revenue. In the case of the West Panhandle area, there is also a relatively minor volume of oil and condensate. The field/plant models consider compression and gathering operating costs and fuel needs, plant shrinkage, NGL and helium yields, and various sharing arrangements and costs. These calculations are done on a total system basis. Williamson reviewed various documents, agreements, and other data relative to these costs and sharing arrangements and reviewed the outputs generated by Mesa for reasonableness and consistency.

The properties evaluated are located in the Kansas Hugoton (Chase) and Panoma Gas Area (Council Grove) fields in Grant, Hamilton, Haskell, Kearney, Morton, Seward, Stanton, and Stevens Counties, Kansas and the West Panhandle (Brown Dolomite) and West Panhandle (Red Cave) fields in Carson, Hartley, Hutchinson, Moore, Oldham, and Potter Counties, Texas. A total of 2,483 properties are included in these fields. Lists of properties are included for the Hugoton area and the West Panhandle area. Approximately
64.89 percent of the total future net revenue discounted at 10.00 percent per annum (DFNR) is contributed by the Hugoton area with the remainder by the West Panhandle area. Summary reserves and economics projections for each area are attached.

Net income to the evaluated interests is the future net revenue after consideration of royalty revenue payable to others, taxes, operating expenses, investments, salvage values, abandonment costs, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist.

The future net revenue values presented in this report were based on projections of oil and gas production. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the associated revenue for this production.

Unless specifically identified and documented by Mesa as having curtailment problems, gas production trends have been assumed to be a function of well productivity and not of market conditions.

Oil and gas reserves were evaluated for the proved developed producing, proved developed nonproducing, and proved undeveloped categories. The summary classification of proved developed reserves combines the proved developed producing and proved developed nonproducing categories. No


Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 3



separate summary of proved developed nonproducing is included due to the minor volumes of these reserves and in accordance with the request of Mesa. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. The attached Definitions describe all categories of proved reserves.

Oil, condensate, and NGL reserves are expressed in United States (U.S.) barrels of 42 U.S. gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

The future net revenue was discounted at an annual rate of 10.00 percent. Future net revenue was also discounted at secondary rates of 8.00, 12.00, 15.00, 20.00, and 25.00 percent per annum. These additional discounted amounts are displayed as totals only. The 10.00 percent rate was included in accordance with the reporting requirements of the SEC. No opinion is expressed by Williamson in this report as to a fair market value of the evaluated properties.

This report includes only those costs and revenues which are considered by Mesa to be directly attributable to individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Mesa which are not included in this report. Such additional costs and revenues are outside the scope of this report. This report is not a financial statement for Mesa and should not be used as the sole basis for any transaction concerning Mesa or the evaluated properties.

The reserves projections in this evaluation are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. The dates of first production for nonproducing properties were based on estimates by Mesa or Williamson and the actual dates may vary from those estimated. Williamson reserves the right to alter any of the reserves projections and the associated economics included in this evaluation in any future evaluations based on additional data that may be acquired.

Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by this report. No employee, officer, or director of Williamson is an employee, officer, or director of Mesa. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by this report.

All data utilized in the preparation of this report with respect to interests, reversionary status, oil and gas prices, gas categories, gas contract terms, operating expenses, investments, salvage values, abandonment costs, net profit interests, well information, and current operating conditions, as applicable, were provided by Mesa. Data obtained after the effective date of the report but prior to the completion of the report were used and were applied consistently. These data consisted of daily well gauges in January 1997 on wells which may have been recently completed or acutest or had a pumping unit or compression installed. In addition, inlet gas volumes and plant recoveries for the Fain plant, Potter


Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 4



County, Texas for January 1997 were reviewed to observe liquid and helium recovery yields after all West Panhandle gas production was transferred to the Fain plant in late December 1996. The reserves category assignments reflect the status of the wells as of the effective date. Production data were provided by Mesa from public record. If public records were not available, Mesa provided internal estimates. The production data were generally updated through November or December 1996 for operated properties and October 1996 for outside operated properties. All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in this report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of this evaluation. No investigation was made of any environmental liabilities that might apply to the evaluated properties. Mesa has included certain operating costs designated for environmental purposes.

Mesa represented to Williamson that is has, or can generate, the financial and operational capabilities to accomplish those projects evaluated by Williamson which require capital expenditures.

The estimates of reserves contained in this report were determined by accepted industry methods and in accordance with the attached Definitions of Oil and Gas Reserves. Methods utilized in this report include extrapolation of historical production trends, material balance determinations, and analogy to similar properties.

Where sufficient production history and other data were available, reserves for producing properties were determined through the use of material balance determinations or by extrapolation of historical production trends. Analogy to similar properties was used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties.

Prices for oil/condensate sold during December 1996 were provided by Mesa and were used as effective date prices. After the effective date, prices were held constant for the life of the properties. No attempt has been made to account for oil price fluctuations which have occurred in the market subsequent to the effective date of this report.

Prices for gas sold during December 1996 were provided by Mesa. Gas prices were adjusted by Mesa as necessary for any transportation charges or other fees and were used as effective date prices. Residue gas from the Fain plant in the West Panhandle area is sold to several purchasers. The December 1996 gas price was a weighted average price based on the percent of volume taken by each purchaser and the December 1996 gas price paid by each purchaser. After the effective date, prices were held constant for the life of the properties.

Prices for NGL were based on prices for NGL products sold in December 1996. After the effective date, prices were held constant for the life of the properties. The price for helium is contractual for the year 1997 and was set at $26.84 per MCF for both the Satanta plant in the Hugoton area and the Fain plant in the West Panhandle area. On January 1, 1998, the Satanta plant price was reduced to $19.72 per MCF and held constant thereafter. For


Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 5



the Fain plant, the price was set at $23.00 per MCF from January 1, 1998 through December 31, 2004. Beginning January 1, 2005, the price was set at $19.72 per MCF and held constant thereafter.

It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in this report.

Operating expenses were provided by Mesa and represented, when possible, the latest available 12-month average of all recurring expenses which are billable to the working interest owners or other participants. Both the Hugoton and West Panhandle area properties process gas through the Satanta plant (Hugoton) or Fain plant (West Panhandle). Operating costs included direct well expenses, wellhead compression costs, lateral or station compression costs, gathering costs, plant operating costs, field or plant overhead costs, and fuel volumes/costs for irrigation, compression, and plant operations, as applicable. Any ad valorem taxes not deducted separately were also included in the operating expenses. Where additional compression was scheduled for installation in 1997 and 1998, adjustments were made to increase compression costs and fuel requirements.

Base operating costs were held constant for the life of the properties. Variable operating costs such as wellhead or lateral compression costs, engine or compressor overhaul costs, and plant operating costs were adjusted to take into account increasing or decreasing gas production and the varying need for compressors, fuel, and maintenance. Mesa provided a schedule of costs based on the projected total gas volumes.

For non-Mesa operated nonprocessed properties, operating costs were based on expenses billed to Mesa.

Each well was projected to an economic lifetime using direct well costs. Individual well projections were then combined into area or field groupings and the overall economic lifetime was determined for each group considering all costs from the wells through the plants discharge. In the Hugoton area, wells were divided into four groups - MTR, WNG (or Satanta), CIG, and Nonprocessed. In the West Panhandle area all wells were combined together.

State production taxes and ad valorem taxes have been deducted at rates specified by Mesa, as applicable.

All capital costs for drilling and completion of wells, recurring well workovers, and property abandonment costs in excess of any salvage value have been deducted as applicable. Capital costs were also included for pumping unit installations, lateral compression installations, Satanta plant modifications, and other scheduled or anticipated well, field, and plant needs. These costs were provided by Mesa. No adjustments were made to account for the potential effect of inflation on these costs.

Property abandonment costs were provided by Mesa.

Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 6



PROPERTY REVIEW

HUGOTON AREA

General
-------

The Hugoton area includes a total of 1,461 wells producing from the Kansas Hugoton (Chase) field and the Panoma Gas Area (Council Grove) field. Total reserves for the area amount to 691,412,382 MCF net, 45,417,928 net barrels of NGL, and 3,180,397 MCF of helium. Total DFNR for the area is $1,129,731,081.

Reserves for the Chase wells were based primarily on area or group composite shut-in tubing pressure versus cumulative gas production (pressure-cumulative) curves. Projected estimates of remaining original gas in place (OGIP) were allocated to each well in the group based on the current pseudo-stabilized producing rate of a well to the total rate for all wells in the group. Wells that were not in a contiguous area were projected on the bases of the pressure cumulative-curve and rate versus time performance curve analysis of the individual well. Nonoperated-nonprocessed wells were forecast using the pressure-cumulative curve extrapolation established on the original well prior to infill drilling in the late 1980's, and the resulting remaining OGIP for the proration unit for the original well was allocated to the original well and its infill well based on current stabilized producing rates. Remaining reserves for the proration unit considered cumulative gas from both the original and infill wells.

Reserves for the Council Grove wells were based on individual well pressure-cumulative curves. No infill drilling has been performed in the Panoma Gas Area (Council Grove) field and wells are on 640-acre spacing.

HUGOTON

MTR
---

MTR includes 465 operated wells in the Chase or Council Grove formations. These wells are in a contiguous area in the middle of the Kansas Hugoton field trend. This is the most significant value group in the Hugoton area with $587,339,207 DFNR. The MTR base royalty is determined in accordance with what is termed the Larrabee Royalty Agreement which is governed by the 1975 Settlement Agreement between Mesa and the royalty owners. In essence the royalty owners share in income from residue gas sales and plant products. In return, the royalty owners pay certain costs and expenses downstream of the wellhead. Hence, the royalty owners share is adjusted downward from their base royalty interest to account for their share of costs. This revised interest or Larrabee Factor is applied to the plant output streams to determine the net interest for Mesa after royalty.

The MTR group is also subject to an overriding royalty conveyance established in 1979 (the MTR Trust). Originally, Mesa established the Mesa Royalty Trust Indenture. This indenture was subsequently converted to the MTR Trust in which the royalty owners converted their overriding royalty interest to a net profits interest. The net profits are determined on the basis of the future net revenue for the aggregate of the combined Mesa and MTR Trust interests in the MTR Trust properties less overhead charges, less


Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 7



100.0 percent plant and gathering expenses, and less 35.0 percent of NGL revenue. The MTR Trust share is equal to 10.29282 percent of the adjusted net revenue. The adjustment to Mesa net reserves for the MTR Trust is made after the Larrabee adjustment.

HUGOTON

WNG
---

The WNG, or Satanta, group is the second most valuable with DFNR of $425,365,103. This group includes 348 Mesa-operated wells and is in a contiguous area to the east and northeast of the MTR area. Production is from the Chase and Council Grove formations. Royalty deduction for this group is based on the Larrabee Royalty Agreement. WNG is not subject to the MTR Trust.

HUGOTON

CIG
---

The CIG group is the third most valuable with DFNR of $65,742,841. This group includes 142 wells which are operated primarily by Mesa. Production is from the Chase and Council Grove formations. The CIG wells are located in two contiguous areas which are north of MTR and WNG. Royalty deduction for this group is based on the Larrabee Royalty Agreement. CIG is not subject to the MTR Trust.

HUGOTON

Nonprocessed
------------

The Nonprocessed group has DFNR of $51,283,939 and includes 203 working interest wells and 303 royalty interest wells. Essentially all except approximately 30 of these wells are outside operated. Production is from the Chase and Council Grove formations and other stray formations. All gas from these wells is processed through other facilities and, therefore, Mesa receives income on the basis of wellhead gas sales only.


WEST PANHANDLE AREA

General
-------

The West Panhandle area has a total of $611,394,799 DFNR. Included in this area are the "B" Contract area wells consisting of 594 gas wells producing from the Brown Dolomite and the Red Cave formations. The Brown Dolomite is the primary producing formation. Gas wells are drilled on 640-acre spacing. Reserves for established producing wells were based on individual pressure-cumulative curves. Reserves for recently drilled wells with limited history were based on available test or production data and analogy decline trends. Reserves for undrilled locations were based on analogy to offsetting wells or wells in close proximity.

Mesa also retains an interest in 419 oil wells and nine gas wells that are


Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 8



referred to as the "Texas Panhandle-Other". These are minor-value properties that are not included in the "B" Contract area. Reserves for these minor-value properties were determined by performance analysis.

The "B" Contract area wells are subject to an operating agreement with Colorado Interstate Gas Company (CIG). All of the "B" Contract area gas is processed through the Mesa Fain gasoline plant, and the Mesa share is subject to special royalty payments. An agreement effective January 1, 1991 allocates 77.0 percent of the remaining production from the "B" Contract properties to Mesa and the remaining 23.0 percent to CIG. CIG receives a
20.0 percent overriding royalty interest on the Mesa share of the helium produced at the Fain plant.

As of December 31, 1996, CIG has produced 37.98 percent of the net "B" Contract gas produced since 1991. The summary reserves and economics projection for the West Panhandle area includes future recovery of this excess gas produced by CIG. The imbalance as of December 31, 1996 is approximately 42,986,000 MCF. Mesa has advised that, for accounting purposes, this CIG gas imbalance is also treated as production income to Mesa at the time CIG produced the gas; the revenue is then recorded as an accounts receivable from CIG. Therefore, this should be considered when using the attached reserves and economics projections with Mesa financial data.

Agreements reached by Mesa and CIG, ending with the 1996 Fain Gas Processing Agreement dated June 1, 1996, provide for CIG to take a maximum of 8.5 billion cubic feet (BCF) per year for each of the years 1997, 1998, and 1999 with Mesa being entitled to take the rest of the "B" Contract production. The CIG maximum take in the year 2000 is 7.5 BCF, with a maximum of 7.0 BCF in years thereafter, until such time that CIG has produced 23.0 percent of the reserves remaining after January 1, 1991. Included in these volumes is the CIG share of fuel gas. Until July 2000, CIG has the right to take gas for use as fuel at 100.0 percent of fuel usage. After July 2000, fuel volumes are shared proportionately by Mesa and CIG. Also, CIG must take all their allowed gas during the seven month period from April through October of each year at a rate not to exceed 40.0 million cubic feet per day (MMPD). Beginning on July 1, 2000 the CIG maximum daily rate reduces to 35.0 MMPD. Under the current evaluation, it is projected that CIG will have recovered their 23.0 percent of the reserves to be recovered after January 1, 1991 in the year 2007.

Another aspect of the 1996 Fain Gas Processing Agreement is that Mesa will retain 100.0 percent of the CIG share of ethane and 50.0 percent of the CIG share of propane. In return, CIG will receive an equivalent volume on a British Thermal Unit basis of residue gas from Mesa. These adjustments are included in the West Panhandle area field/plant model.

Scheduled work in the field includes drilling of 57 proved undeveloped locations, installation of additional wellhead compressors, and the installation of a Nitrogen Recovery Unit at the Fain plant in mid-1998. Results of these projects have been included in the reserve projections as well as capital costs and additional operating expenses. In the year 2045, the Fain plant is no longer economical and is projected to be shut in. Beginning in 2046, all gas was projected to be sold directly to the pipeline.

Mesa Inc.
Mr. Dennis E. Fagerstone
March 17, 1997
Page 9



It has been a pleasure to serve you by preparing this engineering evaluation. All related data will be retained in our files and are available for your review.

Yours very truly,


/s/ Williamson Petroleum Consultants, Inc.

WILLIAMSON PETROLEUM CONSULTANTS, INC.

JJK/jlb


Attachments
DEFINITIONS OF OIL AND GAS RESERVES(1)

PROVED RESERVES(1)

Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under the economic criteria employed and existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices and costs include consideration of changes provided only by contractual arrangements but not on escalations based upon an estimate of future conditions.

A. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

     1. that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

     2. the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

B. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

C.    Estimates of proved reserves do not include the following:

      1. oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

      2. crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

      3. crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

      4. crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal(1), gilsonite, and other such sources.

Proved Developed Reserves(4)

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.


 ..........
(1) For evaluations prepared for disclosure to the Securities and Exchange Commission, see SEC Accounting Rules. Commerce Clearinghouse, Inc. October 1981, Paragraph 290, Regulation 210. 4-10, p. 3229.

(2) Any variation to these definitions will be clearly stated in the report.

(3) According to Staff Accounting Bulletin 85, excluding certain coalbed methane gas

(4) Williamson Petroleum Consultants, Inc. separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.